Exhibit 99.2

NASUS PHARMA LTD.

Tel Aviv, Israel

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 8, 2026

The enclosed Proxy Statement is being solicited by the board of directors (the “Board of Directors” or the “Board”) of Nasus Pharma Ltd. (the “Company”) for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held on October 8, 2026 at 2:00 p.m. Israel time, or at any adjournment or postponement thereof, at 28 Ha’Arbaa St., Hagag Towers, North Tower, 14th Floor, Tel Aviv, Israel (the “Company’s Legal Counsels’ Offices”).

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we may elect to follow certain Israeli corporate governance practices in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NYSE American LLC rules (“NYSE” and the “NYSE Rules,” respectively), provided that we disclose those NYSE Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer Exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in accordance with our current amended and restated articles of association (the “Company’s Current Articles”), the presence of any two or more shareholders, personally or by proxy, holding (in the aggregate) not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares at the close of business on September 14, 2026 (the “Record Date”), shall constitute a quorum for the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until October 8, 2026, at the Company’s Legal Counsels’ Office at 4:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes (if any) are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, Proposals 1, 2 and 5 described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast in person or by proxy by shareholders with respect to such Proposals (a “Simple Majority”).

Each of Proposals 3 and 4 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, constituting: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, including a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in each of such Proposals; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

Broker Non-Votes

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Ordinary Shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares of the Company in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only items on the Meeting agenda that may be considered routine is Proposal No. 1 relating to the reappointment of the Company’s independent registered public accounting firm and Proposal No. 6 relating to the discussion of the Company’s audited financial statements and the Company’s annual report for the year ended December 31, 2025; however, we cannot be certain whether these will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares of the Company through a bank or broker to instruct its bank or broker how to vote its ordinary shares of the Company, if the shareholder wants its ordinary shares of the Company to count for the Proposals.

Disclosure of Personal Interest by Shareholders

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached proxy card, a shareholder declares and approves that he is not a controlling shareholder nor has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about, as detailed in the proxy card.

Proposals for additional agenda items

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Mr. Oren Elmaliach, at P.O Box 284, Tel Aviv, 6100201 Israel, or via e-mail: oren@nasuspharma.com, no later than September 10, 2026.

It is noted that there may be changes on the agenda after publishing this Proxy Statement and there may be position statements which can be published thereafter. Therefore, the most updated agenda for the Meeting will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT BRIGHTMAN ALMAGOR ZOHAR & CO., A MEMBER FIRM OF DELOITTE GLOBAL NETWORK, AS THE COMPANY’S INDEPENDENT AUDITOR, AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE ITS REMUNERATION, UNTIL THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law, the re-appointment of independent public accountants requires the approval of the shareholders of the Company.

On August 9, 2026, the audit committee of the Board of Directors (the “Audit Committee”) recommended, and on August 11, 2026, the Board of Directors approved, the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Global Network (“Deloitte Israel”), to serve as the independent auditor of the Company until the next annual general meeting of shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, its expertise, experience in the industry in which the Company operates, and the length of time it has served as an auditor of the Company.

The Board of Directors determined, pursuant to the recommendation of the Audit Committee, that Deloitte Israel’s compensation is reasonable.

For additional information on the fees paid by the Company and its subsidiaries to Deloitte Israel in each of the previous two fiscal years, please see Item 16C, “Principal Accountant Fees and Services” in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 25, 2026.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israeli as the Company’s independent auditor of the Company, and to authorize the Board of Directors of the Company to determine its remuneration, until the next annual general meeting”.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-APPOINT EACH OF MR. DAVID SILBERMAN AND DR. SHARON SHACHAM AS CLASS I DIRECTORS ON THE BOARD OF DIRECTORS FOR A THREE-YEAR TERM

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to the Company’s shareholders.

The Articles provide that the Company may have no fewer than three (3) and no more than nine (9) directors.

The Board of Directors currently consists of seven (7) directors, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Accordingly, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders at which his or her term expires, unless he or she is removed by a vote of 70% of the voting power represented at the annual general meeting, in person or by proxy, and voting thereon, disregarding abstentions from the count of the voting power present and voting.

As of the date of this Proxy Statement, the Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Mr. David Silberman and Dr. Sharon Shacham, whose current terms expire at the Meeting;
(ii)	The Company’s Class II directors are Dr. Ronnie Hershman and Mr. Isaac Israel, whose current terms expire at the Company’s 2027 annual general meeting of shareholders and until his successors are elected and qualified; and
(iii)	The Company’s Class III directors are Mr. Udi Gilboa, Dr. Dalia Megiddo and Mr. Brendan P. O’Grady, whose current terms expire at the Company’s 2028 annual general meeting of shareholders and until his successors are elected and qualified.

On August 11, 2026, the Board of Directors approved the nomination of Mr. David Silberman and Dr. Sharon Shacham for re-appointment as Class I directors for a three-year term, until the Company’s annual general meeting of shareholders to be held in 2029.

Mr. Silberman and Dr. Shacham, whose professional backgrounds are detailed below, have informed the Company that they are willing, able, and ready to serve as directors if re-appointed. Additionally, in accordance with the Companies Law, each of the directors have certified to the Company that he or she meets all the requirements of the Companies Law for appointment as a director of a public company, possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director on the Board of Directors, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future appointment of the directors.

Subject to the re-appointment of Mr. David Silberman and Dr. Sharon Shacham, they will continue to be entitled to indemnification and release letters as applicable and in accordance with the Company’s policies, and shall continue be covered by the Company’s directors and officer’s insurance, in the terms as approved by relevant organs of the Company from time to time.

Set forth below is certain biographical information regarding the background and experience of each of the directors nominated for re-appointment:

David Silberman, Director Nominee

Mr. David Silberman has served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) since August 2024. Mr. Silberman previously served as the Chief Financial Officer of Oramed Pharmaceuticals, Inc. (NASDAQ: ORMP) from May 2021 to May 2024. From April 2018 to May 2021, Mr. Silberman served as a Corporate Financial Planning and Analysis associate director and director at Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), a global pharmaceutical company, committed to helping patients around the world to access affordable medicines and benefit from innovations to improve their health. From 2014 to 2018, Mr. Silberman served as Global Internal Audit senior manager at Teva Pharmaceutical Industries Ltd. From 2009 to 2014, Mr. Silberman provided internal audit and risk management services in the advisory department of Grant Thornton Fahn Kanne Control Management. From January 2009 until June 2009, Mr. Silberman worked in the audit department of KPMG, a certified public accounting firm. Mr. Silberman holds DCG and DSCG degrees from the French Ministry of Higher Study and Research and is a certified public accountant in Israel.

Dr. Sharon Shacham, Director Nominee

Dr. Sharon Shacham has served as a director at Acrivon Therapeutics, Inc. (NASDAQ: ACRV) since May 2021, as a non-executive director at exteRNA since August 2024 and director of Protai Therapeutics since January 2023. Dr. Shacham co-founded Karyopharm (NASDAQ: KPTI) in 2008 and served as its Chief Scientific Officer and Head of Research and Development from 2010 until May 2022, and as President from 2013 until May 2021. Dr. Shacham has previously led scientific and clinical work that led to the discovery, development and regulatory approval of first-in-class drug candidates. Prior to joining Karyopharm, Dr. Shacham served as Senior Vice President of Drug Development at Epix Pharmaceuticals, Inc., and as Director, Algorithm and Software Development at Predix Pharmaceuticals Inc., which merged into Epix Pharmaceuticals in 2006, where she led the company’s efforts in GPCR modeling, computational chemistry, lead optimization and development of clinical trials. Dr. Shacham holds a B.S. in chemistry, a Ph.D. in biophysical chemistry, and an M.B.A. from Tel Aviv University.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Mr. David Silberman as a Class I director of the Company for a three-year term ending at the third annual general meeting of shareholders following his re-appointment and until he ceases to hold office in accordance with the Company’s Articles or any applicable law, whichever occurs first”.

“RESOLVED, to re-appoint Dr. Sharon Shacham as a Class I director of the Company for a three-year term ending at the third annual general meeting of shareholders following her re-appointment and until she ceases to hold office in accordance with the Company’s Articles or any applicable law, whichever occurs first”.

The re-appointment of Mr. David Silberman and Dr. Sharon Shacham as Class I directors, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

PROPOSAL 3

TO APPROVE THE COMPENSATION PACKAGE OF MR. BRENDAN P. O’GRADY, FOR HIS ROLE AS THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, arrangements concerning the compensation of a company’s chief executive officer, require approval by the company’s compensation committee, the board of directors, and the company’s shareholders by a Special Majority (as defined in this Proxy Statement).

On July 16, 2026, the Compensation Committee of the Board (the “Compensation Committee”) approved and recommended to the Board, and on July 22, 2026, the Board approved, the appointment of Mr. Brendan P. O’Grady as the Company’s Chief Executive Officer (“CEO”), effective as of July 27, 2026, and approved and recommended that the Company’s shareholders approve Mr. O’Grady’s compensation package for his role as CEO, effective as of July 27, 2026 (the “CEO Compensation Package”), all as set forth in the executive employment agreement entered into between the Company’s wholly-owned subsidiary, Nasus Pharma Inc., and Mr. O’Grady (the “Employment Agreement”), subject to and contingent upon shareholder approval, as required under the Companies Law.

The Proposed CEO Compensation Package

The principal terms of the CEO Compensation Package are as follows:

i.	Base Salary:

For his service as the Company’s full-time Chief Executive Officer (100% position), Mr. O’Grady will be paid an annual base gross salary of US$500,000 (“Base Salary”).

ii.	Annual Bonus:

Eligibility for an annual bonus of up to fifty percent (50%) of Mr. O’Grady’s then-current Base Salary, based on performance measurable objectives to be determined in advance for each year by the Compensation Committee and the Board.

iii.	Term and Severance and Notice Period:

The Employment Agreement is effective as of July 27, 2026 (the “Effective Date”).

In case Mr. O’Grady’s employment is terminated by the Company without Cause (as such term is defined in the Employment Agreement), or in case he resigns for Good Reason (as such term is defined in the Employment Agreement), he will be entitled, subject to signing and not revoking a release, to severance as follows: (i) if termination occurs before the first anniversary of the Effective Date, an amount equal to the difference between 12 months of Base Salary and the Base Salary paid through the date of termination; (ii) if termination occurs on or after the first anniversary of the Effective Date and before the 18-month anniversary of the Effective Date, an amount equal to the difference between 18 months of Base Salary and the Base Salary paid through the date of termination; and (iii) if termination occurs on or after the 18-month anniversary of the Effective Date, two months’ notice or pay in lieu of notice.

iv.	Transaction Bonus:

A bonus of US$750,000 payable if, during the term of Mr. O’Grady’s employment, the Company completes the closing of a sale of all of its assets or undergoes a change in control, meaning the acquisition of direct or indirect control of more than 50% of the voting power or ownership of the Company by any person or entity.

v.	Equity Grant:

At the Effective Date (as defined in the Employment Agreement), Mr. O’Grady will be granted with options to purchase an aggregate of up to 280,000 Ordinary Shares, as follows (the “Options”):

Number of options and vesting schedule:

(i)	210,000 Options subject to a three-year, time-based vesting schedule, with one-third (1/3) vesting on the first anniversary of the effective date of the Employment Agreement and the remaining two-thirds (2/3) vesting in eight equal quarterly installments thereafter (the “Time-Based Grant”);

(ii)	35,000 Options that vest upon the exercise of at least 80% of the warrants issued to the investors in the Company’s private placement financing that closed on February 13, 2026; and (iii) 35,000 Options that vest upon full regulatory approval of the Company’s epinephrine product, in each case subject to Mr. O’Grady’s continued employment through the applicable vesting date.

Exercise price:

The Options will be exercisable at stepped exercise prices of US$3.50, US$4.25 and US$5.00 per share, for the first, second and third one-third of the Options to vest, respectively. In no event will the exercise price for any Options be less than the fair market value (as defined in the Company’s 2019 Incentive Option Plan including, without limitation, the Sub-Plan for U.S. Persons) of the Company shares on the date the Options is granted.

The Options will be granted as nonqualified stock options under the Company’s 2019 Incentive Option Plan, including the Sub-Plan for U.S. Persons, and otherwise on the terms described in the Employment Agreement. In addition, Mr. O’Grady may not exercise more than 30% of his total Options in a single transaction without prior written Board approval.

The Company seeks shareholders’ approval for CEO Compensation Package, in accordance with the Company’s Compensation Policy, except for the Transaction Bonus, as detailed above, which may, in certain circumstances, deviate from the Compensation Policy.

In making their recommendation regarding the approval of Compensation Package of Mr. Brendan P. O’Grady as the Company’s Chief Executive Officer, including certain terms that may deviate from the Compensation Policy, the Compensation Committee and the Board each considered, among other things: (i) the considerations set forth in Section 267A(b) of the Companies Law, and with reference to the matters specified in Parts A and B of the First Addendum to the Companies Law; (ii) Mr. O’Grady’s impressive professional background, leadership experience and qualifications, which make him well suited to lead the Company’s next stage of growth and development; (iii) that, in light of the Company’s business and stage of development, with significant U.S.-facing activities, the CEO Compensation Package is designed to attract and retain a highly qualified U.S.-based chief executive officer; (iv) that the CEO Compensation Package appropriately balances fixed compensation, performance-based cash incentives and long-term equity-based incentives, thereby aligning Mr. O’Grady’s interests with the long-term interests of the Company and its shareholders; (v) the benchmark analysis reviewed by the Compensation Committee and the Board in connection with the proposed CEO Compensation Package; (vi) that the grant of Options is intended to create a direct linkage between compensation and shareholder value creation, and to incentivize sustained long-term performance, and that the combination of milestone-based vesting Options and time-based vesting Options is appropriate for a R&D company; and (vii) that the Compensation Committee and the Board reviewed the CEO Compensation Package and determined that it is fair and reasonable under the circumstances.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the CEO Compensation Package of Mr. Brendan P. O’Grady, for his role as the Company’s Chief Executive Officer, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

TO APPROVE THE GRANT OF A ONE-TIME BONUS TO MR. DAN TELEMAN, THE COMPANY’S FORMER CHIEF EXECUTIVE OFFICER

Under the Companies Law, arrangements concerning the compensation of a company’s chief executive officer (including a former chief executive officer, with respect to compensation relating to his period of service), in accordance with or which exceed the terms of the company’s compensation policy, require approval by the company’s compensation committee, board of directors and shareholders, in that order.

Background

Mr. Dan Teleman served as the Company’s Chief Executive Officer until July 22, 2026. On February 19, 2026, the Compensation Committee and on February 23, 2026 and August 11, 2026, the Board, respectively, determined that, in light of Mr. Teleman’s contribution to the Company’s completion of a private investment in public equity (the “PIPE”) financing transaction for aggregate gross proceeds of approximately US$15,000,000 on February 13, 2026, it is appropriate to grant him a one-time cash bonus in the amount of US$100,000, of which US$70,000 remains subject to shareholders approval, due to the fact this amount exceeds the terms of the discretionary bonuses described in the Company’s compensation policy.

Proposed bonus

The Company seeks shareholders’ approval for a one-time bonus in the amount of $70,000 (“Former CEO One-Time Bonus”).

In making its recommendation regarding the approval of the Former CEO One-Time Bonus, the Compensation Committee and the Board each have considered, among other things: (i) that the Former CEO One-Time Bonus reflects Mr. Teleman’s contribution, in his capacity as CEO, to the successful completion of the PIPE; (ii) the significant financial resources the PIPE provided to support the Company’s operations and future growth plans; and (iii) that the Former CEO One-Time Bonus, notwithstanding its deviation from the Company’s compensation policy, is in a fair and reasonable amount, and that such deviation is justified, in light of the size and significance of the PIPE.

Based on the foregoing, the Compensation Committee and the Board determined that the grant of the Former CEO One-Time Bonus appropriately recognizes Mr. Teleman’s contribution to the successful consummation of the PIPE and is in the best interests of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve granting a one-time bonus for Mr. Dan Teleman, the Company’s former Chief Executive Officer, as set forth in the Proxy Statement.”

The approval of Proposal 4 as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 5

TO APPROVE AN INCREASE IN THE TOTAL NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE AS INCENTIVE STOCK OPTIONS UNDER THE COMPANY’S SUB-PLAN FOR U.S. PERSONS UNDER THE COMPANY’S 2019 INCENTIVE OPTION PLAN

Generally, the Company is not required by the Companies Law, or otherwise under applicable Israeli law, to obtain shareholder approval for the adoption, extension or amendment of the equity compensation plans of its employees, directors and other parties. However, in order for the Company to issue options that qualify as incentive stock options (“ISOs”) under the U.S. Internal Revenue Code, the Company’s shareholders are required to approve an amendment to increase the total number of Ordinary Shares for grant as ISOs.

On August 11, 2026, the Board of Directors approved an amendment to the Company’s Sub-Plan for U.S. Persons under the 2019 Incentive Option Plan (the “Sub-Plan”), increasing the total number of Ordinary Shares for grant as ISOs pursuant to the Sub-Plan from 105,611 Ordinary Shares to 305,611 Ordinary Shares, as reflected under Annex A attached hereto.

Except for this amendment, all other terms of the Sub-Plan will remain unchanged.

The Board of Directors believes that the amendment is advisable in order to enable the Company to incentivize its U.S. based employees.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase in the total number of shares reserved for issuance as incentive stock options under the Company’s U.S. Sub-Plan under Company’s 2019 Incentive Option Plan as set forth in in Annex A to the Proxy Statement.”

The approval of Proposal 5 as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2025, to the Company’s shareholders.

The Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), which includes the Company’s audited financial statements and was filed with the SEC on March 25, 2026, is available on the Company’s website at the following address: https://nasuspharma.com/

The Annual Report is also available on the SEC’s website.

At the Meeting, shareholders will have an opportunity to review, ask questions about and comment on the Company’s audited consolidated financial statements and Annual Report.

Shareholders are not required to approve the financial statements. Therefore, this agenda item will not involve a vote by the shareholders and accordingly there is no proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

Your vote is important!

Shareholders are urged to complete and return their proxy cards promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy card is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY CARD WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents that the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and this Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 4, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 4, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Nasus Pharma Ltd.

Brendan P. O’Grady, Chief Executive Officer

Annex A

NASUS PHARMA LTD. 2019 INCENTIVE OPTION PLAN

Appendix B: Sub-Plan for U.S. Persons

1.	Purpose of the Sub-Plan

This Sub-Plan (the “Sub-Plan”) is part of the Nasus Pharma Ltd. 2019 Incentive Option Plan (the “Plan”) and is adopted by the Board pursuant to Section 19 of the Plan. All terms not otherwise defined herein shall have the meaning ascribed to them in the Plan. This Sub-Plan governs grants of awards to U.S. Persons (as defined below).

2.	Provisions of the Sub-Plan

The provisions of this Sub-Plan shall supersede and govern in the case of inconsistency between the provisions of this Sub-Plan and the provisions of the Plan; provided, however, that this Sub-Plan shall not be construed to grant to any Participant rights not consistent with the terms of the Plan, unless specifically provided herein.

Any provisions or limitations of the Plan applicable to grants through a Trustee including, without limitation, Section 12.10 of the Plan and Section 5 of Appendix A of the Plan, shall be inapplicable to an Option granted pursuant to or governed by the provisions of this Sub-Plan.

3.	Shares Available for ISO Grant, Other Board Limitations

Pursuant to Section 4 of the Plan, the Company’s shareholders have approved a total of 305,611 Shares, subject to adjustments permitted under provisions of the United States Internal Revenue Code of 1986 (the “Code”) applicable to an incentive stock option (“ISO”) to the extent applicable, for grant pursuant to this Sub-Plan as ISOs (as defined below). Shares underlying ISOs that fail to vest or be fully exercised prior to expiration or other termination shall again become available for grant as ISOs pursuant to this Sub-Plan as permitted by applicable law.

Notwithstanding Section 3.1 or Section 14 of the Plan, no changes by the Board shall, without approval of the Company’s shareholders: (a) increase the total number of Shares available for grant pursuant to this Sub-Plan as ISOs, except as otherwise permitted by this Sub-Plan; (b) change the class of persons eligible to receive grants pursuant to this Sub-Plan as ISOs; or (c) extend the date on which ISOs can be granted pursuant to this Sub-Plan beyond the tenth (10th) anniversary of the earlier of the date the Board adopts this Sub-Plan or the date of shareholder approval described in the preceding paragraph.

4.	Eligibility

The individuals who shall be eligible to receive grants under the Plan that are subject to the provisions of this Sub-Plan shall be employees, directors, and other individuals and entities who are United States citizens, who are resident aliens of the United States for United States federal tax purposes or any other person who is at any time during the period in which an award is outstanding subject to United States federal tax (collectively, “U.S. Persons”) and, who render services to the management, operation or development of the Company or a subsidiary of the Company of which the Company owns, directly or indirectly through an unbroken chain of ownership, fifty percent or more of the total combined voting power of all classes of stock or other form of equity ownership or has a significant financial interest, as determined by the Committee and who have contributed or may be expected to contribute materially to the success of the Company or a Related Entity.

5.	Terms and Conditions of Options

(a)	In General. Every Option granted to a U.S. Person shall be evidenced by an Option Grant Letter Agreement in such form as the Board shall approve from time to time (a “U.S. Option Grant Letter Agreement”), specifying the number of Shares, the time or times at which the Option shall become exercisable in whole or in part, whether the Option is intended to be an ISO or a nonqualified stock option (“NSO”), and such other terms and conditions as the Board shall approve, and containing or incorporating by reference the terms and conditions set forth in this Sub-Plan. The Plan and this Sub-Plan shall be administered in such a manner as to permit those Options granted hereunder and specially designated as an ISO to qualify as incentive stock options as described in Section 422 of the Code.

(b)	Limitations Relating to ISOs.

(i)	ISOs shall not be granted to any person who is not an employee of the Company or an affiliate satisfying the requirements of Sections 424(e) or 424(f) of the Code (generally, a corporation in the group with respect to which there is at least fifty percent (50%) voting power) (for purposes of this Sub-Plan, an “ISO Corporation”).

(ii)	The special United States federal tax rules applicable to ISOs are not available to an ISO that is exercised at any time later than three (3) months following termination of employment with an ISO Corporation (one (1) year in the event of death or disability within the meaning of Section 22(e)(4) of the Code). Accordingly, such an Option (if otherwise exercisable) shall be treated as an NSO upon exercise, rather than an ISO, for United States tax purposes.

(iii)	In no event shall an ISO expire later than ten (10) years from its Date of Grant; provided, however, that notwithstanding Section 6.3 of the Plan, no ISO granted to a Participant who owns (directly or under the attribution rules of Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any ISO Corporation shall expire later than five (5) years from its Date of Grant. For purposes of this Sub-Plan the “Date of Grant” is the date the Board completes the corporate action necessary to create a legally binding right constituting the option (or such later date as the Board shall specify).

(iv)	Method of Exercise. Unless otherwise provided in the applicable U.S. Option Grant Letter Agreement, an ISO may be exercised only using any of the following methods:

(A)	In cash or by check, payable to the order of the Company;

(B)	By payment in cash or by check, payable to the order of the Company, of the par value of the Shares to be acquired and by payment of the balance of the exercise price in whole or in part by delivery of the Participant’s recourse promissory note, in a form specified by the Board and to the extent consistent with applicable law, secured by the Shares acquired upon exercise of the Option and such other security as the Board may require;

(C)	By (1) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (2) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(D)	By delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value, provided (1) the method of payment is then permitted under applicable law, (2) the Shares, if acquired directly from the Company, was owned by the Participant for a minimum period of time, if any, as may be established by the Board in its sole discretion, and (3) the Shares are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements; or

(E)	By any combination of the above permitted forms of payment.

In no event shall the “net exercise” method be used to exercise an ISO.

(v)	Notice of ISO Stock Disposition. The Participant must notify the Company promptly in the event that the Participant sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an ISO before the later of (i) the second (2nd) anniversary of the Date of Grant of the ISO or (ii) the first (1st) anniversary of the date the shares were issued upon exercise of the ISO.

(c)	Exercise Price. The exercise price of each Option shall be as specified by the Board in its discretion; provided, however, that the price shall be at least 100 percent (100%) of the Fair Market Value of the Shares on the Date of Grant; and provided, further, that the price with respect to an ISO granted to a Participant who at the time of grant owns (directly or under the attribution rules of Section 424(d) of the Code) stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of any ISO Corporation shall be at least 110 percent (110%) of the Fair Market Value of the Shares on the Date of Grant of the ISO.

(d)	Effect of Cessation of Employment or Service Relationship. The Board shall determine in its discretion and specify in each applicable U.S. Option Grant Letter Agreement the effect, if any, of the termination of the Participant’s employment with or performance of services for the Company or any Related Entity on the exercisability of the Option; provided, however, that insofar as the Board has not specifically determined such effects in each applicable U.S. Option Grant Letter Agreement and to the extent not inconsistent with the terms of this Sub-Plan, then the provisions of Sections 7 or 8 (as applicable) of the Plan shall apply, mutatis mutandis.

(e)	No Rights as Stockholder. A Participant shall have no rights as a stockholder with respect to any Shares covered by an Option until the date of issuance of a stock certificate to the Participant for the Shares. No adjustment shall be made for dividends or other rights for which the record date is earlier than the date the stock certificate is issued, other than as required or permitted by the Plan and only to the extent such adjustment would not otherwise cause adverse tax consequences to the Participant under Section 409A of the Code or result in the loss of ISO status (without the Participant’s consent).

For the avoidance of doubt and notwithstanding Section 9.6 of the Plan, no adjustment to the exercise price shall be made for dividend distributions.

(f)	Certain Adjustments Prohibited. Notwithstanding any provision in Sections 3.1, 9.1, 9.2, 9.3 and 9.4 of the Plan, no adjustment shall be made to the terms or conditions of an Option and no assumption or substitution of the Option shall be made under the terms of the Plan unless the adjustment would not otherwise cause adverse tax consequences to the Participant under Section 409A of the Code or result in the loss of ISO status under Code Section 424 of the Code (without the Participant’s consent).

(g)	Transferability of Options. Notwithstanding the provisions of Sections 5.1.3 or 10 of the Plan, the Board may in its discretion permit a Participant to transfer an NSO (but not an ISO) to a member of the Immediate Family (as defined below) of the Participant, to a trust solely for the benefit of the Participant and the Participant’s Immediate Family or to a partnership or limited liability company whose only partners or members are the Participant and members of the Participant’s Immediate Family. “Immediate Family” shall mean, with respect to any Participant, the Participant’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and shall include adoptive relationships.

6.	Terms and Conditions of Restricted Stock Units

(a)	Form of Award. The Board may grant awards in the form of restricted stock units (“Restricted Stock Units” or “RSUs”). Restricted Stock Units are a right to receive Ordinary Shares at a specified future time.

(b)	Procedures Relating to Restricted Stock Unit Awards. A Restricted Stock Unit letter agreement (a “U.S. RSU Grant Letter Agreement” and together with a U.S. Option Grant Letter Agreement, a “Grant Letter Agreement”) shall evidence the applicable award and shall contain such terms and conditions as the Board shall provide.

(c)	Delivery. Provided the Participant’s employment or service relationship has not terminated as of the end of the applicable Vesting Period (as defined below) or at a later date determined by the Committee at the time of grant and set forth in the applicable U.S. RSU Grant Letter Agreement, a delivery of Ordinary Shares as settlement of a Restricted Stock Unit shall occur as soon as administratively practicable following the end of the Vesting Period, but in no event later than the fifteenth day of the third month following the close of the year in which the Vesting Period ends or, if later, the close of the year specified by the Board in the applicable agreement.

(d)	No Rights as Shareholder. A holder of Restricted Stock Units shall not be entitled to any of the rights of a stockholder of the Company, including the right to vote the shares underlying the award or the right to receive any dividends.

(e)	Restrictions Relating to Restricted Stock Unit Awards. The Board may, in its sole discretion, impose such conditions and/or restrictions on any Restricted Stock Unit as it may deem advisable including, without limitation, a requirement that a Participant pay a stipulated purchase price for each Ordinary Share underlying a Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting, either in lieu of or following the attainment of any performance goals, or holding requirements or sale restrictions placed on the Ordinary Shares.

(f)	Satisfaction of Vesting Period. After the applicable period (the “Vesting Period”) during which the performance goals or time-based restrictions on vesting must be met in order to determine the vesting of Restricted Stock Units has ended, delivery or payment with respect to Restricted Stock Units shall be made. The extent to which any performance goals are met will be determined solely by the Board, which determination will establish the amount of Restricted Stock Units that will be paid out to the Participant and the extent to which any restrictions will lapse. Each U.S. RSU Grant Letter Agreement shall set forth the extent to which the Participant shall have the right to retain the award following termination of the Participant’s employment or other service relationship with the Company. Whether any such right shall apply to a particular award shall be determined in the sole discretion of the Board.

(g)	Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Ordinary Shares other than an ordinary cash dividend, the number of shares subject to and the repurchase price per share (if any) subject to each outstanding Restricted Stock Unit, shall be equitably adjusted (or substituted awards may be made, if applicable) as the Board, in its sole discretion, deems appropriate. Any such adjustment made by the Board shall be conclusive and binding upon all affected persons, including the Company and all Participants. If while Restricted Stock Units remain outstanding under the Plan the Company merges or consolidates with a wholly-owned subsidiary for the purpose of reincorporating itself under the laws of another jurisdiction or for any other reason, consistent with Section 9.3 of the Plan, the Company shall use reasonable efforts to maintain the right of each Participant on (unless such merger or consolidation involves a change in the number of shares or the capitalization of the Company, in which case proportional adjustments shall be made as provided above and unless such event constitutes a Transaction).

(h)	Transaction. In connection with a Transaction, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Restricted Stock Units on such terms as the Board determines: (i) provide that the awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding entity or an affiliate thereof; (ii) upon notice to a Participant, provide that all of the Participant’s unvested awards will terminate immediately prior to the consummation of the Reorganization Event; (iii) provide that restrictions applicable to an award shall lapse, in whole or in part prior to or upon the Reorganization Event; (iv) provide that, in connection with a liquidation or dissolution of the Company, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the purchase price thereof and any applicable tax withholdings); and (v) any combination of the foregoing. In taking any of the actions permitted under this Section, the Committee shall not be obligated by the Plan to treat all awards, all awards held by a Participant or all awards of the same type identically and any adjustment pursuant to this Section made by the Board shall be conclusive and binding upon all affected persons, including the Company and all Participants.

(i)	Plan Provisions. Sections 3.1, 3.4, 3.6, 4.3, 5.1.1, 5.1.2, 5.2, 6.1, 6.2, 7.5, 7.6, 7.8, 9.5, 10, 12.1 through 12.9, 16, 17.1, 17.2, 17.4, 17.5, 18, 20, 21 and 24 of the Plan shall apply mutatis mutandis with respect to RSU awards made pursuant to this Sub-Plan, to the extent not inconsistent with the terms of this Sub-Plan and as determined by the Board in its sole discretion.

7.	Fair Market Value. For purposes of an award granted pursuant to this Sub-Plan, and except as may be otherwise explicitly provided in any Grant Letter Agreement, the “Fair Market Value” of a Share at any particular date shall be determined according to the following rules: (a) if the Shares are not at the time listed or admitted to trading on the Stock Exchange or any other stock exchange, the Fair Market Value shall be the closing price of the Shares on the date in question in the over-the-counter market, as such price is reported in a publication of general circulation selected by the Board and regularly reporting the price of the Shares in such market; provided, however, that if the price of the Shares is not so reported, the Fair Market Value shall be determined in good faith by the Board, which may take into consideration (i) the price paid for the Shares in the most recent trade of a substantial number of shares known to the Board to have occurred at arm’s length between willing and knowledgeable investors, (ii) an appraisal by an independent party or (iii) any other method of valuation undertaken in good faith by the Board, or some or all of the above as the Board shall in its discretion elect; or (b) if the Shares are at the time listed or admitted to trading on any stock exchange, then the Fair Market Value shall be the last known closing price of the Shares on the relevant date. Notwithstanding Subsection (ii) above, the Board may adopt any other method in order to determine the Fair Market Value of a Share, as long as use of such method will not give rise to adverse tax consequences under Section 409A of the Code.

8.	Requirements of Law

(a)	The Company shall not be required to transfer Shares or to sell or issue any Shares upon the exercise of any Option or settlement of any RSU if the issuance of such Shares will result in a violation by the Participant or the Company of any provisions of any law, statute or regulation of any governmental authority. Specifically, in connection with the Securities Act of 1933, as amended from time to time (the “Securities Act”), upon the exercise of any Option or settlement of an RSU, the Company will not be required to issue Shares unless the Board has received evidence satisfactory to it to the effect that the holder of the Option or RSU will not transfer such Shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that registration is not required. Any determination in this connection by the Board shall be conclusive. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an Option or settlement of an RSU to comply with any law or regulations of any governmental authority, including, without limitation, the Securities Act or applicable state securities laws.

(b)	All other provisions of this Sub-Plan and the Plan notwithstanding, this Sub-Plan and the Plan shall be administered and construed so as to avoid any person who receives an grant incurring any adverse tax consequences under Section 409A of the Code. The Board shall suspend the application of any provisions of the Plan which could, in its sole determination, result in an adverse tax consequence to any person under Section 409A of the Code.

9.	Forfeiture for Dishonesty or Termination for Cause.

Notwithstanding any provision of the Plan to the contrary, if the Board determines, after full consideration of the facts, that

(a)	the Participant has been engaged in fraud, embezzlement, theft or commission of a felony in the course of the Participant’s employment by or involvement with the Company or has made unauthorized disclosure of trade secrets or other proprietary information of the Company or of a third party who has entrusted such information to the Company, or

(b)	the Participant has violated the terms of any employment, noncompetition, nonsolicitation or proprietary information agreement to which the Participant is a party, or

(c)	the Participant’s employment or involvement with the Company was terminated for “cause,” as defined in any employment agreement with the Participant, if applicable, or if there is no such agreement, as determined by the Board, which may determine that “cause” includes among other matters the willful failure or refusal of the Participant to perform and carry out assigned duties and responsibilities diligently and in a manner satisfactory to the Board, then, and except as otherwise limited by applicable law, the Participant’s right to exercise an Option or continued vesting in an RSU shall terminate as of the date of such act (in the case of (a) or (b)) or such termination (in the case of (c)), the Participant shall forfeit all unexercised Options and unsettled RSUs and shall be required to sell to the Company or, in the case the Company is not allowed to repurchase its own shares, to a third party approved by the Company, all or any part of the Shares acquired by the Participant prior to such event, at a price equal to the lesser of their Fair Market Value or the amount paid to the Company upon such transfer or exercise.

If a Participant whose behavior the Company asserts falls within the provisions of (a), (b) or (c) above has exercised or attempts to exercise an Option prior to consideration of the application of this Section 9 of the Sub-Plan or prior to a decision of the Board, the Company shall not be required to recognize the exercise until the Board has made its decision and, in the event any exercise shall have taken place, it shall be of no force and effect (and shall be void ab initio) if the Board makes an adverse determination, provided, however, that if the Board finds in favor of the Participant then the Participant will be deemed to have exercised the Option retroactively as of the date the Participant originally gave notice of an attempt to exercise or actual exercise, as the case may be.

The decision of the Board as to the cause of a Participant’s discharge and the damage done to the Company shall be final, binding, and conclusive. No decision of the Board, however, shall affect in any manner the finality of the discharge of the Participant by the Company.

For purposes of this Section 9 of the Sub-Plan, reference to the Company shall include any Related Entity.

10.	Tax Withholding

To the extent required by law, the Company may withhold or cause to be withheld income and other taxes with respect to any income recognized by a Participant by reason of the exercise of an Option or settlement of an RSU, and as a condition to the receipt of any Option or RSU the Participant shall agree that if the amount payable by the Company or any Related Entity employing the Participant in the ordinary course is insufficient to pay such taxes, then the Participant shall upon the request of the Company pay to the Company an amount sufficient to satisfy its tax obligations.